UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 31st January 2011	By /s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 27th January 2011 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about third quarter results of the Bank.

Exhibit I

27th January 2011

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the Quarter ended 31st December 2010

We attach herewith two files containing the unaudited financial results of the Bank for the third quarter ended 31st December 2010 as approved by the Board of Directors at its meeting held today i.e. on 27th January 2011 and a press release issued by the Bank in this regard.

The aforesaid financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2010

( in lacs)

	Particulars	Quarter ended 31.12.2010	Quarter ended 31.12.2009	Nine months ended 31.12.2010	Nine months ended 31.12.2009	Year ended 31.03.2010
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	522996	403481	1446011	1211980	1617291
	a) Interest/discount on advances/bills	395038	303892	1093408	906689	1209828
	b) Income on Investments	122583	98016	337931	297318	398129
	c) Interest on balances with Reserve Bank of India and other inter bank funds	5171	1201	12944	6865	8096
	d) Others	204	372	1728	1108	1238
2	Other Income	112782	89908	307894	303217	398292
3	A) TOTAL INCOME (1) + (2)	635778	493389	1753905	1515197	2015583
4	Interest Expended	245327	181090	675600	608455	778630
5	Operating Expenses (i) + (ii)	183182	149929	515455	433207	593981
	i) Employees cost	72505	57859	210269	169202	228918
	ii) Other operating expenses	110677	92070	305186	264005	365063
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	428509	331019	1191055	1041662	1372611
7	Operating Profit before Provisions and Contingencies (3) - (6)	207269	162370	562850	473535	642972
8	Provisions (Other than tax) and Contingencies	46587	44772	147537	170068	214059
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	160682	117598	415313	303467	428913
11	Tax Expense	51899	35748	134145	92260	134044
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	108783	81850	281168	211207	294869
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) (12-13)	108783	81850	281168	211207	294869
15	Paid up equity share capital (Face Value of ` 10/- each)	46433	45524	46433	45524	45774
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)					2106185
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.3%	18.3%	16.3%	18.3%	17.4%
	(iii) Earnings per share (` )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.5	18.7	61.0	49.1	67.6
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	23.1	18.4	60.2	48.6	66.9
	(iv) NPA Ratios
	(a) Gross NPAs	178176	197411	178176	197411	181676
	(b) Net NPAs	33067	54401	33067	54401	39205
	(c) % of Gross NPAs to Gross Advances	1.11%	1.63%	1.11%	1.63%	1.43%
	(d) % of Net NPAs to Net Advances	0.2%	0.5%	0.2%	0.5%	0.3%
	(v) Return on assets (average) - not annualized	0.4%	0.4%	1.2%	1.2%	1.5%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	274557922	266046305	274557922	266046305	267997650
	- Percentage of Shareholding	59.1%	58.4%	59.1%	58.4%	58.6%
	(b) Shares underlying Depository Receipts ( ADS and GDR )
	- No. of shares	81128819	80547039	81128819	80547039	81102402
	- Percentage of Shareholding	17.5%	17.7%	17.5%	17.7%	17.7%

19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	108643220	108643220	108643220	108643220	108643220
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.4%	23.9%	23.4%	23.9%	23.7%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

( in lacs)

Particulars		Quarter ended 31.12.2010	Quarter ended 31.12.2009	Nine months ended 31.12.2010	Nine months ended 31.12.2009	Year ended 31.03.2010
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	141736	102440	376837	358350	462282
b)	Retail Banking	513051	392372	1391368	1167809	1573704
c)	Wholesale Banking	320714	203572	847762	618836	816204
d)	Other banking operations	60694	59499	178030	170129	231993
e)	Unallocated	—	—	—	—	—
	Total	1036195	757883	2793997	2315124	3084183
	Less: Inter Segmental Revenue	400417	264494	1040092	799927	1068600

	Income from Operations	635778	493389	1753905	1515197	2015583

2	Segment Results
a)	Treasury	(521)	(686)	(778)	64776	67348
b)	Retail Banking	75737	53215	211937	97053	159680
c)	Wholesale Banking	78169	61363	189805	147910	197862
d)	Other banking operations	23684	17813	67482	36170	60191
e)	Unallocated	(16387)	(14107)	(53133)	(42442)	(56168)

	Total Profit Before Tax	160682	117598	415313	303467	428913

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6074053	5936835	6074053	5936835	6386126
b)	Retail Banking	(5505434)	(4904543)	(5505434)	(4904543)	(4641435)
c)	Wholesale Banking	2294184	1139956	2294184	1139956	353096
d)	Other banking operations	446547	363605	446547	363605	394537
e)	Unallocated	(804388)	(427847)	(804388)	(427847)	(340365)

	Total	2504962	2108006	2504962	2108006	2151959

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2010 is given below.

	( in lacs)

Particulars	As at 31.12.2010	As at 31.12.2009
CAPITAL AND LIABILITIES
Capital	46433	45524
Reserves and Surplus	2458529	2062482
Employees’ Stock Options (Grants) Outstanding	291	291
Deposits	19220156	15478878
Borrowings	1343560	1400848
Other Liabilities and Provisions	1913033	1467266

Total	24982002	20455289

ASSETS
Cash and balances with Reserve Bank of India	1599466	1120910
Balances with Banks and Money at Call and Short notice	254363	170750
Investments	6301366	6408209
Advances	15918363	11961349
Fixed Assets	213271	207908
Other Assets	695173	586163

Total	24982002	20455289

2	The above results have been approved by the Board of Directors at its meeting held on January 27, 2011.
3	These results for the quarter and nine months ended December 31, 2010, have been subject to a “Limited Review” by the Statutory Auditors of the Bank.
4	During the quarter and nine months ended December 31, 2010, the Bank allotted 1725111 and 6586689 shares pursuant to the exercise of stock options by certain employees.
5	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
6	Effective April 1, 2010, the Bank has classified fees paid relating to transactions done by the bank’s customers on other banks’ ATMs, which hitherto were netted from fees and commissions, under operating expenses. Figures for the previous periods have been regrouped/reclassified to conform to current period’s classification.
7	Floating provisions have been classified as Tier 2 capital and reflected under Other Liabilities with effect from the current financial year. These provisions were hitherto netted from Advances and from Gross NPAs in arriving at Net NPAs.
8	In accordance with RBI guidelines under reference RBI/2009-2010/356 IDMD/4135/11.08.43/2009-10 dated March 23, 2010, effective April 1, 2010, Repo and Reverse Repo transactions in government securities and corporate debt securities (excluding transactions conducted under Liquidity Adjustment Facility with RBI) are reflected as borrowing and lending transactions respectively. These transactions were hitherto recorded under investments as sales and purchases respectively.
9	As on December 31, 2010, the total number of branches (including extension counters) and the ATM network stood at 1780 branches and 5121 ATMs respectively.
10	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2010:

Opening : Nil ; Additions : 217 ; Disposals : 217 ; Closing position : Nil.

11	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.
12	10 lac = 1 million

10 million = 1 crore

Place:	Mumbai	Aditya Puri
Date:	January 27, 2011	Managing Director

NEWS RELEASE

HDFC BANK LIMITED - FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2010

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and nine months ended December 31, 2010 at its meeting held in Mumbai on Thursday, January 27, 2011. The accounts have been subject to a “Limited Review” by the Statutory Auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2010

The Bank’s total income for the quarter ended December 31, 2010 was 6,357.8 crores as against 4,933.9 crores for the quarter ended December 31, 2009. Net revenues (net interest income plus other income) were 3,904.5 crores for the quarter ended December 31, 2010, an increase of 25.0% over 3,123.0 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased from 4,034.8 crores in the quarter ended December 31, 2009 to 5,230.0 crores in the quarter ended December 31, 2010. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2010 grew by 24.9% to 2,776.7 crores, driven by asset growth and a net interest margin (NIM) of 4.2% for the quarter ended December 31, 2010 which remained stable on a sequential basis.

Other income (non-interest revenue) for the quarter ended December 31, 2010 was at 1,127.8 crores, primarily contributed by fees and commissions of 942.8 crores, up 22.5% over 769.7 crores during the quarter ended December 31, 2009. The other two components of other income were foreign exchange & derivative revenues of 216.8 crores ( 154.3 crores for the corresponding quarter ended December 31, 2009) and a loss on sale / revaluation of investments of 30.7 crores (loss of 26.5 crores for the corresponding quarter of the previous year).

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Operating expenses, for the quarter ended December 31, 2010 were up 22.2% to 1,831.8 crores. The core cost to income ratio was at 46.5% as against 47.6% for the quarter ended December 31, 2009. Provisions and contingences increased by 4.1% from  447.7 crores (including loan loss provisions of 437.9 crores) for the quarter ended December 31, 2009 to 465.9 crores (including loan loss provisions of 292.9 crores) for the quarter ended December 31, 2010. Profit before tax for the quarter ended December 31, 2010 increased by 36.6% over the corresponding quarter ended December 31, 2009 to 1,606.8 crores. After providing 519.0 crores for taxes, the Bank earned a Net Profit of 1,087.8 crores, an increase of 32.9% over the corresponding quarter ended December 31, 2009.

Balance Sheet: As of December 31, 2010

The Bank’s total balance sheet size increased by 22.1% to 249,820 crores as of December 31, 2010. Total deposits were  192,202 crores, up by 24.2% over December 31, 2009. The CASA mix at 50.5% of total deposits as at December 31, 2010 was primarily driven by a 30.7% growth in savings deposits to 61,038 crores as at December 31, 2010. Gross advances grew by 32.7% over December 31, 2009 to 160,619 crores.

Nine Months ended December 31, 2010

For the nine months ended December 31, 2010, the Bank earned total income of 17,539.1 crores as against 15,152.0 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2010 increased by 1,715.6 crores to 10,783.1 crores. Net Profit for the nine months ended December 31, 2010 was  2,811.7 crores, up by 33.1% over the corresponding nine months ended December 31, 2009.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at December 31, 2010 (computed as per Basel 2 guidelines) remained strong at 16.3%, against the regulatory minimum of 9%. Tier-I CAR was 12.1% as of December 31, 2010.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

DISTRIBUTION NETWORK :

As of December 31, 2010, the Bank’s distribution network was 1,780 branches and 5,121 ATMs in 833 cities as against 1,725 branches and 3,898 ATMs in 771 cities as of December 31, 2009.

ASSET QUALITY :

Portfolio quality as of December 31, 2010 remained healthy with gross non-performing assets (NPAs) at 1.1% of gross advances and net non-performing assets at 0.2% of net advances (as against 1.6% gross NPA and 0.5% net NPA ratios as of December 31, 2009). The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA provision coverage ratio (excluding write-offs, technical or otherwise) was at 81% as of December 31, 2010 as compared to 72% as of December 31, 2009. Total restructured assets were 0.3% of the bank’s gross advances as of December 31, 2010.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013